Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-170747

 April 18, 2011

Prospectus Supplement No. 3

Cytomedix, Inc.
12,336,538 Shares of Common Stock

This prospectus amends the prospectus dated January 26, 2011 to allow resales, from time to time, of up to 12,336,538 shares of common stock of Cytomedix, Inc. by Lincoln Park Capital Fund, LLC, the selling stockholder. We will not receive proceeds from the sale of our shares by Lincoln Park, but we may receive up to $10.0 million under the purchase agreement.  The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is presently quoted for trading under the symbol “CMXI” on the OTC Bulletin Board.  On April 15, 2011, the last sales price of the common stock, as reported on the OTC-BB was $0.32 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on April 15, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated January 26, 2011, prospectus supplement No. 1 dated March 31, 2011, and prospectus supplement No. 2 dated March 31, 2011, which are to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.  You should carefully consider the risks and uncertainties described under the heading "Risk Factors" beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is April 18, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 8-K
______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 13, 2011

______________

Cytomedix, Inc.
(Exact name of registrant as specified in its charter)
______________

Delaware	01-32518	23-3011702
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877
(Address of Principal Executive Office) (Zip Code)

240-499-2680
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 - Matters Related to Accountants and Financial Statements

           Item 4.01 Changes in Registrant’s Certifying Accountant

Dismissal of PricewaterhouseCoopers LLP

On April 13, 2011, Cytomedix, Inc. (the “Company”) dismissed PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm. The decision to change accountants was approved by the Audit Committee of the Company’s Board of Directors.

The PwC reports on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of PwC on the Company’s financial statements for fiscal years 2009 and 2010 contained an explanatory paragraph which noted that there was substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended December 31, 2009 and 2010 and through April 13, 2011, (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of such disagreements in its reports on the Company’s consolidated financial statements for such years, and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K other than: At December 31, 2009, and during the interim periods of 2009 and 2010, the Company reported a material weakness in internal control over financial reporting related to the Company’s accounting for equity instruments. This material weakness resulted in material errors and the restatement of the Company’s annual and interim financial statements for the fiscal year ended December 31, 2009 and interim financial statements for the first, second and third quarters during the fiscal year ended December 31, 2010. The Company’s Audit Committee discussed this material weakness with PwC and has authorized PwC to respond fully to inquiries of the successor independent registered public accountant concerning this matter.

The Company has provided PwC with a copy of the foregoing disclosures and requested that PwC furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Engagement of Stegman & Company

On April 13, 2011, the Company, upon the Audit Committee’s approval, engaged the services of Stegman & Company (“Stegman”) as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements as of December 31, 2011 and for the year then ended. Stegman will also perform a review of the unaudited condensed consolidated quarterly financial statements to be included in the Company’s quarterly reports on Form 10-Q, which review will include financial quarters beginning with the quarter ending March 31, 2011.

During each of the Company’s two most recent fiscal years and through the date of this report, (a) the Company has not engaged Stegman as either the principal accountant to audit the Company’s financial statements, or as an independent accountant to audit a significant subsidiary of the Company and on whom the principal accountant is expected to express reliance in its report; and (b) the Company or someone on its behalf did not consult Stegman with respect to (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Section 9 – Financial Statements and Exhibits

Item 9.01             Financial Statement and Exhibits

(d)	Exhibits.

16.1	Letter from PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Cytomedix, Inc.

By:	/s/ Martin P. Rosendale
Martin P. Rosendale Chief Executive Officer

Date:  April 15, 2011